EXHIBIT 97

NATIONAL RESEARCH CORPORATION

CLAWBACK POLICY

1. Introduction and Purpose

1.1	Introduction. This document sets forth the National Research Corporation Clawback Policy (the “Policy”), effective December 1, 2023 (the “Effective Date”).

1.2

Purpose. National Research Corporation (the “Company”) has established this Policy to appropriately align the interests of the executives of the Company, who have been designated as Covered Executives, with those of the Company and to provide for the recovery of (i) Erroneously Awarded Compensation from Section 16 Officers, and (ii) Recoverable Amounts from Covered Executives. This Policy is designed to comply with the applicable Nasdaq Listing Rules (the “Nasdaq Rules”) and with Section 10D and Rule 10D-1 of the Exchange Act (“Rule 10D-1”). All capitalized terms not defined herein shall have the meanings set forth in Section 4.3 of this Policy.

2. Mandatory Recovery as Required by the SEC and Nasdaq

2.1	Recovery of Erroneously Awarded Compensation due to an Accounting Restatement.

(a)	In the event of an Accounting Restatement, the Board will reasonably promptly recover the Erroneously Awarded Compensation in accordance with the Nasdaq Rules and Rule 10D-1 as follows:

(i)

Upon the occurrence of an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation and shall promptly deliver a written notice to each Section 16 Officer containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. For the avoidance of doubt, recovery of Erroneously Awarded Compensation is on a “no fault” basis, meaning that it will occur regardless of whether the Section 16 Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.

A.

To determine the amount of any Erroneously Awarded Compensation for Incentive-based Compensation that is based on a Financial Reporting Measure other than stock price or TSR, after an Accounting Restatement:

1.	The Company shall recalculate the applicable Financial Reporting Measure and the amount of Incentive-based Compensation that would have been Received based on such Financial Reporting Measure; and

2.

The Company shall determine whether the Section 16 Officers Received a greater amount of Incentive-based Compensation than would have been Received applying the recalculated Financial Reporting Measure, based on: (i) the originally calculated Financial Reporting Measure, and (ii) taking into consideration any discretion that the Committee applied to reduce the amount originally received.

B.

To determine the amount of any Erroneously Awarded Compensation for Incentive-based Compensation that is based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

1.

The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or TSR upon which the Incentive-based Compensation was Received; and

2.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

(ii)

The Committee shall have discretion to determine the appropriate means of recouping Erroneously Awarded Compensation hereunder based on the particular facts and circumstances which may include, without limitation:

A.	requiring reimbursement of cash Incentive-based Compensation previously paid;

B.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

C.	offsetting the recouped amount from any compensation otherwise owed by the Company to the Section 16 Officer;

D.	canceling outstanding vested or unvested equity awards; and/or

E.	taking any other remedial and recovery action permitted by law, as determined by the Committee, in its sole discretion.

(iii)

Notwithstanding the foregoing in Section 2.1(a)(ii), except as set forth in Section 2.1(b) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Section 16 Officer’s obligations hereunder.

(iv)

To the extent that a Section 16 Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Section 16 Officer. The applicable Section 16 Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(b)

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2.1(a) above if the Committee determines that recovery would be impracticable and any of the following two conditions are met.

(i)

The Committee has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. In order for the Committee to make this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) to recover, and provide such documentation to Nasdaq; or

(ii)

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.

2.2

Mandatory Disclosure. The Company shall file this Policy and, in the event of an Accounting Restatement, will disclose information related to such Accounting Restatement in accordance with applicable law, including, for the avoidance of doubt, Rule 10D-1 and the Nasdaq Rules.

2.3

Prohibition of Indemnification. The Company shall not be permitted to insure or indemnify any Section 16 Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. While Section 16 Officers subject to this Policy may purchase insurance to cover their potential recovery obligations, the Company shall not be permitted to pay or reimburse the Section 16 Officer for premiums for such an insurance policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid, or awarded to a Section 16 Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date of this Policy.)

2.4

Other Recoupment Rights. This Policy shall be binding and enforceable against all Section 16 Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Administrator intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with a Section 16 Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Section 16 Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

3. Recovery of Compensation at the Discretion of the Board

3.1

Clawback Events. If (i) the Company is required to undertake an accounting restatement due to the Company’s material noncompliance, as a result of misconduct by a Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in Misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision (any such event under clause (i), (ii), or (iii), a “Clawback Event”), then the Board may, in its sole discretion, to the extent permitted by applicable law, seek to recover all or any portion of the Recoverable Amounts awarded to any such Covered Executive.

3.2	Determination by the Board. In determining the appropriate action to take, the Board may consider such factors as it deems appropriate, including:

(a)	the associated costs and benefits of seeking the Recoverable Amounts;

(b)	the requirements of applicable law;

(c)	the extent to which the Covered Executive participated or otherwise bore responsibility for the Clawback Event; and

(d)	the extent to which the Covered Executive’s current compensation may or may not have been impacted had the Board or the Committee known about the Clawback Event.

In addition, the Board may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding the Clawback Event so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

3.3

Application and Method of Recovery. Nothing in this Policy will limit in any respect (i) the Company’s right to take or not to take any action with respect to any Covered Executive’s or any other person’s employment or (ii) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended. Any determination made pursuant to Section 3 of this Policy and any application and implementation thereof need not be uniform with respect to each Covered Executive, or payment recovered or forfeited under this Policy.

To the extent permitted by applicable law, the Board may seek to recoup Recoverable Amounts by all legal means available, including but not limited to, by requiring any affected Covered Executive to repay such amount to the Company, by set-off, by reducing future compensation of the affected Covered Executive, or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate.

3.4

Disclosure of Clawback Events. If the Board determines that a Clawback Event has occurred that is subsequently disclosed by the Company in a public filing required under the Exchange Act (a “Disclosed Event”), the Company will disclose in the proxy statement relating to the year in which such determination is made (i) if any amount was clawed back from a Covered Executive and the aggregate amount clawed back or (ii) if no amount was clawed back from the Covered Executive as a result of the Disclosed Event, the fact that no amount was clawed back.

4. Miscellaneous and Definitions

4.1

Administration and Interpretation. This Policy shall be administered by Administrator, which shall have authority to (i) exercise all of the powers granted to it under the Policy, (ii) construe, interpret, and implement this Policy, (iii) make all determinations necessary or advisable in administering this Policy and for the Company’s compliance with the Nasdaq Rules, Section 10D and Rule 10D-1, and any other applicable law, regulation, rule, or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith, and (iv) amend this Policy, including to reflect changes in applicable law or stock exchange regulation. Any determinations made by the Administrator shall be final and binding on all affected individuals.

4.2

Amendment; Termination. The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 4.2 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Rule 10D-1, or any Nasdaq Rules.

4.3	Definitions. For purposes of this Policy, the following terms shall have the following meanings:

(a)

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)	“Administrator” means the Committee or the Board acting as the Committee with respect to the Policy.

(c)	“Board” means the Board of Directors of the Company.

(d)

“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by a Section 16 Officer (i) on or after October 2, 2023, (ii) after beginning service as a Section 16 Officer, (iii) who served as a Section 16 Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Section 16 Officer is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

(e)

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(f)	“Code” means the Internal Revenue Code of 1986, as amended, and regulations thereunder.

(g)

“Committee” means the Compensation and Talent Committee of the Board, which is required to be composed entirely of independent directors meeting the independence standards of the Nasdaq and the SEC for compensation committee members.

(h)	“Covered Executive” means each Section 16 Officer, and any other senior executive as designated by the Committee or the Board.

(i)

“Erroneously Awarded Compensation” means, with respect to each Section 16 Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation Received that exceeds the amount of Incentive-based Compensation that would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid.

(j)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(k)

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and TSR (and any measures that are derived wholly or in part from stock price or TSR) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(l)	“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(m)

“Misconduct” means, with respect to a Covered Executive, the occurrence of any of the following events, as reasonably determined by the Board in its discretion: (i) the Covered Executive’s conviction of, or plea of nolo contendere to, any felony (other than a vehicular-related felony); (ii) the Covered Executive’s commission of, or participation in, intentional acts of fraud or dishonesty that in either case results in material harm to the reputation or business of the Company; (iii) the Covered Executive’s intentional, material violation of any term of the Covered Executive’s employment agreement with the Company or any other contract or agreement between the Covered Executive and the Company or any statutory duty the Covered Executive owes to the Company that in either case results in material harm to the business of the Company; (iv) the Covered Executive’s conduct that constitutes gross insubordination or habitual neglect of duties and that in either case results in material harm to the business of the Company; (v) the Covered Executive’s intentional, material refusal to follow the lawful directions of the Board, the Company’s Chief Executive Officer, or his or her direct manager (other than as a result of physical or mental illness); or (vi) the Covered Executive’s intentional, material failure to follow, or intentional conduct that violates (or would have violated, if such conduct occurred within ten (10) years prior to the Effective Date and has not been previously disclosed to the Company), the Company’s written policies that are generally applicable to all employees or all officers of the Company and that results in material harm to the reputation or business of the Company; provided, however, that willful bad faith disregard will be deemed to constitute intentionality for purposes of this definition.

(n)	“Nasdaq” means the Nasdaq Stock Market.

(o)

“Recoverable Amounts” means any (i) equity compensation (including stock options, restricted stock, time-based restricted stock units, performance-based restricted stock units, and any other equity awards), (ii) severance compensation, or (iii) cash incentive-based compensation (other than base salary), in any case to the extent permitted under applicable law. Recoverable Amounts shall not include Erroneously Awarded Compensation that has been recouped pursuant to Section 2 of this Policy.

(p)

“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained even if the payment or grant of the Incentive-based Compensation to the Section 16 Officer occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation shall only be treated as Received during one (and only one) fiscal year, even if such Incentive-based Compensation is deemed received in one fiscal year and actually received in a later fiscal year. For example, if an amount is deemed received in 2024, but actually received in 2025, such amount shall be treated as Received under this definition only in 2024.

(q)

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

(r)	“SEC” means the U.S. Securities and Exchange Commission.

(s)	“Section 16 Officers” means each individual who is currently or was previously designated as an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

(t)	“TSR” means total shareholder return.

Adopted November 8, 2023